

Mail Stop 3233

June 27, 2018

Via e-mail
Ms. Margaret Stapleton
Executive Vice President and Principal Financial/Accounting Officer
Century Casinos, Inc.
455 E. Pikes Peak Ave., Suite 210
Colorado Springs, CO 80903

> **Re: Century Casinos, Inc.**
> **Form 10-K for the Year Ended December 31, 2017**
> **Filed March 9, 2018**
> **File No. 000-22900**

Dear Ms. Stapleton:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 60

1. Please tell us how you determined it was unnecessary to provide quantitative disclosures about foreign currency exchange risk. Please refer to Item 305 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest, Accountant at 202-551-3432 or me at 202-551-3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate
& Commodities